

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2013

Via E-mail
David A. Martin
Senior Vice President and Chief Financial Officer
Aegion Corporation
17988 Edison Avenue
Chesterfield, MO 63005-1195

> **Re: Aegion Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 1-35328**

Dear Mr. Martin:

We have reviewed your response letter dated May 24, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business, page 2</u>

<u>Contract Backlog, page 12</u>

1. We note your response to comment 1 from our letter dated May 7, 2013. Please revise your future filings to clarify, as indicated in your response, that you assume that the signed government and municipal contracts included in your backlog have been funded but that you have not untaken a process to verify contract funding status.

2. We note your response to comment 2 from our letter dated May 7, 2013. It appears that approximately 35% of your contracts included in backlog as of December 31, 2012 and March 31, 2013 represent pass through contracts. Please clarify for us how your gross margins on pass through contracts typically compare to gross margins on non-pass through contracts. If your pass through contracts have historically resulted in materially different gross margins, we believe that separate disclosure of this information would be helpful to investors as a means of analyzing trends and changes in operating results.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 31

Critical Accounting Policies, page 45

3. Based upon your response to comment 7 from our letter dated May 7, 2013, it appears that the assumptions used in your October 2012 goodwill impairment analysis for the European Water and Wastewater reporting unit differed rather significantly from the assumptions used for the other reporting units. Since the fair value of this reporting unit exceeded its carrying value by just 2.6% as of December 31, 2012 and therefore, could be at risk for future impairments, we believe your critical accounting policy disclosures would be enhanced if you disclosed how the assumptions used for the European Water and Wastewater reporting unit differed from your other reporting units. Your revised disclosures could be provided in a manner similar to the way you explained these differences in your May 24, 2013 response letter.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or me, at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief